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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 14D-9



                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)


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                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)


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                 Ordinary shares, nominal value (euro)1.20 each

                American Depositary Shares, each representing the
                       right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000
            Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.


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                           IMPORTANT LEGAL INFORMATION


     The following document was made available to shareholdersof Endesa, S.A. (the "Company" or "Endesa") on October 31st, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.


Statements in this document other than factual or historical information are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

     o Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

     o Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

     o Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

     o Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

     o Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

[LOGO]




   CLARIFICATIONS BY ENDESA WITH RESPECT TO CERTAIN STATEMENTS OF GAS NATURAL

New York, 31 October 2005.- Gas Natural, in an attempt to prevent by any means possible that the business combination resulting from its hostile tender offer for ENDESA (NYSE:ELE) be examined by the appropriate Regulator under European and Spanish legislation, has once again made statements that could create confusion in market.

We would like to point out that as Gas Natural plans to pay for a large portion of ENDESA's stock with its own shares, clarifications as to how the transaction will be carried out and, more importantly, that the appropriate regulator is assigned to study the resulting concentration and establish the conditions under which it may, or may not, proceed are important factors in clarifying the expectations of the shareholders and achieving the greatest possible certainty for the transaction.

Against this backdrop, Gas Natural is demonstrating a high level of anxiety, caused largely by evidence of the market's rejection of the bid, and the statement issued by La Caixa (the utility's controlling shareholder) on October 13, expressing the bank's wish to distance itself from the transaction launched by its affiliate, even denying, against all evidence to the contrary and repudiating explanations made earlier to the market regulators, that the bank exercises, or has ever exercised, control over Gas Natural.

In this regard, we would the highlight considerable and convenient lack of knowledge that Gas Natural professes in its statements regarding the whole transaction, expressing surprise that ENDESA has now reclassified Euro 1.5bn issued as preferred shares as debt, impacting minorities interest, when in fact this information has been on file with the Spanish regulator (CMNV) since April 5.

The same applies to ENDESA's reported revenues for 2004. Gas Natural is now "shocked" that, under IFRS, revenues are Euro 4 billion lower, when this information is in the public domain and has been since it was reported to the CMNV on April 5 2005.

It is also worth mentioning that ENDESA reported its first half results for 2005, i.e. months before the hostile bid was launched, using the same criteria for revenues based on which it has reported to the EU the impact of the IFRS on its 2004 financial statement.

In any case, given Gas Natural's repetitive use of confusing information, ENDESA would like to make the following points clear:

European regulations on merger concentrations state that it is most appropriate to use financial information for the full year ended on the date before the tender offer was launched, i.e. September 4, for purposes of calculating the appropriate revenue figure. As this is not possible, European regulations on merger concentrations consider that the next best method is, under normal conditions, to use the financial statements of the previous fiscal year, adjusted to reflect the Company's position at the date the tender offer is made.

If the financial information had been prepared the day before the tender offer was launched, i.e. September 4 2005, the accounts would have been prepared using IFRS, the accounting criteria valid at that date and the only criteria used by listed Spanish companies, including ENDESA, to report consolidated figures for 2005. First half results for 2005, published prior to the tender offer, were reported by ENDESA under IFRS.

ENDESA is obliged to present its 2004 financial statements in accordance with IFRS. Accordingly, this information was prepared and filed with the CNMV on April 5 2005, 5 months before the tender offer was launched, and has been available on the regulator's web site since that date. The information was therefore in the public domain and could be accessed by any interested party. It is therefore surprising that Gas Natural did not become aware of this fact when preparing the tender offer, more so considering that the Group will have to report using the same accounting standards in the unlikely event that the hostile bid has the results it expects.

Revenues under IFRS are over Euro 4 billion lower than under former Spanish GAAP due to the application of the IFRS' principle of "substance over form".

This accounting principle means that income generated by subsidiaries on behalf of third parties which do not generate value for the company can no longer be booked as revenue. Furthermore, income from sales made to the Spanish electricity market operator, OMEL, which overlap with purchases made by the same group of companies in the same market, time interval and at the same price can no longer be booked as revenues as to do so would produce two streams of income from the same energy generated: income from sales to the wholesale market and income from sales to the end customer.

ENDESA applied the adjustments necessary to convert its financial statement to IFRS and published its 2004 financial statements under IFRS on April 5 2005 which were duly registered with the CNMV. An explanation of the differences between Spanish GAAP and IFRS were included in the Registration Document filed with the CNMV on July 7 2005 and in the Form 20-F filed with the SEC on June 30 2005 and are reflected in the financial statements for the first and second quarters of 2005 published by ENDESA under IFRS. Furthermore, these accounting standards in accordance with IFRS have been passed on externally in four separate reports issued by prestigious accounting experts in IFRS and auditing firms.

Therefore, adjustments between Spanish GAAP and IFRS have been applied consistently in ENDESA's published information, and ENDESA has maintained an extremely coherent position over time..

ENDESA has explained these adjustments as differences between Spanish GAAP and IFRS in all its communications, including the Form 20-F registered with the SEC on June 30 2005. However, an explanation of the adjustments was never referred to as a difference between Spanish accounting principles and US GAAP. Although this in no way affects the information submitted to the European Commission for the purposes of calculating turnover in accordance with Community regulation on merger concentrations, ENDESA wishes to state that it filed an amendment to the Form 20-F filed with the SEC, reflecting all adjustments . This amendment does not result in any change to either the net profit or shareholders' equity calculated under US GAAP nor does it affect ENDESA's financial statements prepared in accordance with Spanish GAAP or IFRS, as filed with the CNMV on 5 April 2005, with the sole exception of an additional insignificant reduction of Euro 111 million in both revenues and operating costs, with no effect on the results.

Current European regulations governing concentration undertakings require certain adjustments to be made to the revenue figure to define the true economic value of the companies involved in the transaction on the date it is effected.

ENDESA, in compliance with this legislation, has made 6 adjustments (and not 30 as suggested by Gas Natural) which do not modify accounting procedures but rather adjust the audited figures to reflect the European Commission's criteria for merger concentrations, where these differ from effective accounting standards. The adjustments include:

The impact of changes in the Group's composition between the 2004 financial statements and date the tender offer was launched, in order to reflect the Group's updated structure as of the bid date.

Deduction of subsidies accounted for as income, but which are for the purpose of promoting activities other than the company's core business, in this case the extraction of national coal.

Elimination of income corresponding to previous fiscal years which had not been registered due to the company's inability to quantify said amount (compensation related to non-Peninsular activity corresponding to 2001 - 2003).

Adding back revenues generated for the period but written off in accordance with prudential accounting criteria (ENDESA Italia).

Deduction of taxes which, although booked as expenses, are directly linked to sales (public thoroughfare levies).

The following table quantifies the adjustments made:


-----------------------------------------------------------------------------------------------------
                                                                         Spain    Other         Total
                                                                                  ------------- EU
                                                                                  EU
-----------------------------------------------------------------------------------------------------
1. Revenue adjustment to reflect company acquisitions and disposals (3)    564     561
2. Subsidy adjustments                                                    (143)   --     (143)
3. Income from previous fiscal years                                       (51)   --      (51)
4. Additional revenue generated at ENDESA Italia                          --       199    199
5. Deduction of discounts and taxes                                       (104)   --     (104)
6. Revenues from equity accounted investments                              171     104    275
TOTAL                                                                     (130)    867    737
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

Figures in millions of Euros

The figures presented by ENDESA to the European Commission represent the sole source of information for revenue calculation purposes in accordance with the Commission's mergers concentration criteria and have been reviewed by external auditors.

Spanish revenues calculated in accordance with the aforementioned Community criteria for merger concentrations account for 64% of ENDESA's revenues generated within the European Community. This figure determines the European dimension of the tender offer launched by Gas Natural for ENDESA.

In any event, ENDESA reserves the right to take appropriate legal action to hold Gas Natural responsible for any liability it may incur as a result of its statements.